# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of Issuer:*

Good Beverage LLC

*Legal status of Issuer:*

     *Form:*

     LLC

     *Jurisdiction of Incorporation/Organization:*

     Illinois

     *Date of Organization:*

     February 21, 2019

*Physical Address of Issuer:*

619 South Bruner Street, Hinsdale, IL, United States 60521

*Website of Issuer:*

https://livingheywell.com

*Current Number of Employees:*

2

|  | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) |
|---|---|---|
| **Total Assets** | $ 641,923 | $ 500,080 |
| **Cash & Cash Equivalents** | $71,993 | $12,367 |
| **Accounts Receivable** | $125,079 | $134,493 |
| **Short-term Debt** | $209,952 | $25,853 |
| **Long-term Debt** | $1,925,401 | $1,129,320 |
| **Revenues/Sales** | $1,569,086 | $846,912 |
| **Cost of Goods Sold** | $569,644 | $550,216 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | $628,386 | $(147,684) |

**April 30, 24**

**Good Beverage LLC**



Good Beverage LLC d/b/a Heywell ("**Heywell**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.**

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

*This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.*

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

**Ongoing Reporting**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://livingheywell.com

The Company completed its offering via Crowdfunding on June 9, 2023. This is the Company's first annual report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company s current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers 'expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company s success depends on the experience and skill of the Co-Managers, its executive officers and key employees.***

We are dependent on our Co-Managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Co-Managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers 'or other

proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

**Description of the Business**

Good Beverage LLC d/b/a Heywell has developed, produces and markets a line of function-forward sparkling waters made to meet the demands of modern life. The Company uses adaptogens, antioxidants, herbs, minerals and organic caffeine to support energy, immunity, focus, hydration and to help manage stress.

The Company conducts business in the United States and sells Heywell both through B2B and retail establishments and through B2C channels throughout the United States.

**Business Plan**

The Company has created a flexible brand platform meant to meet consumers 'emerging and sustaining functional needs. Functional food and beverage is still a new category, and many brands have over-narrowed on one key ingredient (i.e. CBD) or function (only calm OR natural energy) which we believe can prohibit longevity.

By focusing on occasion- and wellness-accessibility first, the Company has the ability to leverage the platform to extend into new occasions, ingredients, and form innovation beyond beverage. Consumers give the Company permission to solve multiple occasions—indicated by the relatively equal sales performance across skus—and the Company will become known for providing delicious, occasion-based solutions for modern life.

Heywell sells to retail and omni channel establishments and will use this raise to build distribution momentum, scalable production, team capabilities and brand awareness.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Heywell energy+ immunity sparkling grapefruit** | Made to give you energy and support immunity. Sparkling grapefruit is tart and refreshing. Only 15 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's perfect for when you want a little extra energy, immunity and to help manage stress. | Natural, Specialty and Chain retailers across the US |
| **Heywell energy + focus sparkling strawberry lemon** | Made to give you energy and focus. Sparkling strawberry lemon is a nice balance of tart and sweet. Only 10 calories and 1 gram sugar, it's made with a mix of adaptogens, antioxidants and organic caffeine. It's great for when you want a little extra energy and focus and to help manage stress. | Natural, Specialty and Chain retailers across the US |
| **Heywell calm + hydrate sparkling lime** | Made to help you hydrate, support immunity and feel calm. Sparkling lime is sweet, tart and refreshing and made with antioxidants, adaptogens and potassium, magnesium and pink Himalayan sea salt. Only 10 calories and 0 sugar, it's great for any time of day, but especially after a workout. | Natural, Specialty and Chain retailers across the US |
| **Heywell calm + restore sparkling blackberry ginger:** | Made to help you feel calm and restored. Sparkling blackberry ginger is a nice balance of sweet and subtle spice. Only 15 calories and 2 grams sugar, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. It's a perfect way to wind down without making you tired. | Natural, Specialty and Chain retailers across the US |

| | | |
|---|---|---|
| **Heywell energy + lift sparkling cherry limeade:** | Made to help brighten your mood and give you energy.<br>Sparkling cherry limeade is a nice balance of sweet and tart. Low in sugar and calories, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. | Natural, Specialty and Chain retailers across the US |
| **Heywell energy + lift sparkling orange mango:** | Made to help brighten your mood and give you energy.<br>Sparkling orange mango is a nice balance of sweet and tart. Low in sugar and calories, it's made with a mix of adaptogens, antioxidants and herbs like lemon balm. It's a perfect way to start your day. | Natural, Specialty and Chain retailers across the US |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers 'private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Heywell is sold to consumers through retail and B2C platforms. 70% of the Company's business is currently through retail, while 30% is currently through e-commerce and food service. Management expects this to remain constant.

**Supply Chain**

The Company obtains its raw materials through a third party provider which allows the benefits of scale and minimizes supply chain disruption. Raw materials and ingredients essential to our business are purchased locally and worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources to ensure supply chain security.

**Intellectual Property**

The company has trademarks for its logo [heywell] and slogan [wellness made simple].

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 6018795 | HEYWELL | Heywell Logo | September 1, 2019 | March 24, 2020 | U.S. |
| 5951930 | WELLNESS MADE SIMPLE | Slogan | June 15, 2019 | December 31, 2019 | U.S. |
| 5951877 | HEYWELL | Word Mark | May 6, 2019 | December 31, 2019 | U.S. |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Britt Dougherty | Founder, COO 2019 inception to date | As COO Britt is responsible for operations, logistics and marketing.<br><br>Prior to joining the Company full time in 2019, Britt served as Vice President, Marketing - Insights and Engagement with MillerCoors since 2009.  In this role, Britt lead a team of 57 marketers responsible for nearly a half a billion in marketing investment and 10 marketing functions including media, precision marketing, sports and entertainment, brand experience, insights, design, licensing, futuring, incubation and agency operations for the entire MillerCoors portfolio. Britt partnered with brand and innovation leads to define brand positioning and strategy, identify innovation white spaces and new products and then define and execute modern, omni-channel connection plans on behalf of brands. She was responsible for marketing strategy and capability transformation. | BA<br>• North Central College<br>• 2000<br><br>Associates Degree<br>• The Cooking and Hospitality Institute of Chicago<br>• Applied Sciences Culinary Arts<br>• 2003 |

| Ashley Selman | Founder, CEO 2019 inception to date | As CEO Ashley is responsible for finance, sales and marketing.<br><br>Prior to joining the Company full time in 2019, Ashley served as Vice President, Brand Marketing with MillerCoors since 2002. Ashley spent 17 years growing in successive marketing roles at MillerCoors. In her role as Vice President Brand Marketing she led portfolio and brand strategy for a $1B portfolio, pioneered new products and innovations and oversaw global brand partnerships, including Sol Cerveza. Among her accomplishments, she turned around the economy portfolio of brands and led the Blue Moon Brewing Company business to become the #1 craft brand in the U.S. along with building the brand's first standalone brewery in Denver. | BA<br>• Washington University in St. Louis<br>• 1993 |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company is authorized to issue membership interests (the "**Membership Interests**").

*Outstanding Membership Interests*

As of the date of this Form C-AR, the Company's outstanding interests consists of:

| Type | Membership Interests |
|---|---|
| Amount Outstanding | 100% |
| Voting Rights | Members will vote in accordance with their ownership percentages |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may decide to issue more interests which may dilute the Security. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 100% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | SAFE |
|---|---|
| Face Value | $1,414,000 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | $7,500,000 Valuation Cap |

| Type | Crowd SAFE |
|---|---|
| Face Value | $242,150 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | $7,500,000 Valuation Cap |

| Type | Convertible Notes |
|---|---|
| Face Value | $952,300 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | 5% interest per annum, 20% discount; $200,000 of these notes are a $3,000,000 valuation cap and the balance of $752,300 are at a $5,000,000 valuation cap |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | The aggregate percentage ownership by the holders of Convertible Promissory Notes assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the convertible notes were to convert upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the convertible notes would be approximately 18%. The conversion includes both principal and accrued interest on such notes. |

| Type | Warrants to Purchase Equity Interest |
|---|---|
| Face Value | $50,000 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | The $50,000 bears simple interest at 6%. Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase Equity Interests of the Company at a pre-determined price with a Valuation Cap of $5,000,000. |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | The Company may issue additional Warrants to purchase Equity Interests at a later date. The availability of any Equity Interests issued pursuant to the exercise of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | The aggregate percentage ownership by the holders of Warrants assuming exercise of the Warrants and conversion with the Convertible Notes prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Warrants were exercised and converted along with the convertible notes, upon a Qualified Financing where the shares in such Qualified Financing, immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Warrants would be approximately .8%. |

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| Type | Founder Loan |
|---|---|
| Creditor | Britt Dougherty |
| Amount Outstanding | $20,000 |
| Interest Rate and Amortization Schedule | 2.72% |
| Description of Collateral | None |
| Maturity Date | October 8, 2020 |
| Date Entered Into | October 9, 2019 |

| | |
|---|---|
| **Type** | Founder Loan |
| **Creditor** | Ashley Selman |
| **Amount Outstanding** | $20,000 |
| **Interest Rate and Amortization Schedule** | 2.72% |
| **Description of Collateral** | None |
| **Maturity Date** | October 8, 2020 |
| **Date Entered Into** | October 9, 2019 |

| | |
|---|---|
| **Type** | Investor Loan |
| **Creditor** | Walt Greenberg |
| **Amount Outstanding** | $100,000 |
| **Interest Rate and Amortization Schedule** | 12% per annum |
| **Description of Collateral** | None |
| **Maturity Date** | July 2024 |
| **Date Entered Into** | December 2023 |

| | |
|---|---|
| **Type** | Credit Card |
| **Creditor** | Chase |
| **Amount Outstanding** | $63.226.46 |
| **Interest Rate** | 16.24% |
| **Description of Collateral** | None |
| **Other Material Terms** | Paid monthly |
| **Maturity Date** | Expires 11/2023 |

| Type | Kickfurther Consignment |
|---|---|
| Creditor | Ouiby Inc. d/b/a Kickfurther |
| Amount Outstanding | $81,254.88 |
| Payment Schedule | The Company pays a $400/month membership to be a part of the program. The Company will start to pay 60 days after 4,440 units are produced. The Company will pay $818.74 a month until the obligation is fulfilled. |
| Description of Collateral | Consignment Inventory on Exhibit A to Kickfurther Agreement |
| Other Material Terms | Consignment Arrangement |
| Maturity Date | September 8, 2023 – January 21, 2024 |
| Date Entered Into | March 21, 2023 |

| Type | Commercial Loan and Security Agreement |
|---|---|
| Creditor | Daintree |
| Amount Outstanding | $34,660.85 |
| Interest Rate and Amortization Schedule | 12% per annum |
| Description of Collateral | Loan from Daintree Capital, Inc., a Maryland corporation, includes $3K SAFE note. Collateral is a SAFE note with 5% interest. |
| Maturity Date | June 16, 2023 |
| Date Entered Into | June 2024 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Britt Dougherty | 4,500 Units | 45% |
| Ashley Selman | 5,500 Units | 54% |

<center>**FINANCIAL INFORMATION**</center>

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Cash and Cash Equivalents**

As of March 31, 2024 the Company had an aggregate of $ 761,529.28 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Material Changes and Other Information**

In February – April 2024, the Company raised $1,414,000 through the issuance of additional SAFE.

The Company's financial condition has not materially changed since December 31, 2023, except as provided herein and in the ordinary course of business.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as **Exhibit A**.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Notes | $952,300 | 23 | Product Development, Business Development | October 31, 2019 to January 18, 2022 | Section 4(a)(2), Regulation D, 506(b) |
| Warrants | $50,000 | 1 | Product Development, Business Development | May 4, 2022 | Section 4(a)(2) |
| Crowd SAFE | $242,150 | 76 | Manufacturing, Growing Distribution, New Hire Personnel, Marketing and Sales Support | January 1, 2023 and February 1, 2023 | Regulation CF |
| SAFE | $1,414,000 | 12 | Manufacturing, Growing Distribution, New Hire Personnel, Marketing and Sales Support | April 14, 2023- April 25, 2024 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has two $20,000 loans outstanding from the founders, Britt Dougherty and Ashley Selman, for an aggregate amount of founders loans outstanding of $40,000.  These loans were issued October 9, 2019, bear interest at the rate of 2.72% per annum and were due October 8, 2020. These loans remain outstanding. A SAFE was issued to founder Ashley, and Steve, Selman on February 28, 2024 for $122,500 with a valuation cap of $7.5 million.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ashley Selman
_____
(Signature)

Ashley Selman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ashley Selman
_____
(Signature)

Ashley Selman
_____
(Name)

Co-Manager
_____
(Title)

April 30, 2024
_____
(Date)

/s/ Brittnye Dougherty

(Signature)


Brittnye Dougherty

(Name)


Co-Manager

(Title)


April 30, 2024

(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*Self-Certification of Financials*


I, Ashley Selman, being the Chief Executive Officer of Good Beverage LLC., hereby certify as of the date of this Form C-AR that the financial statements of Good Beverage LLC. included in this Form are true and complete in all material respects.


/s/ Ashley Selman
_____
(Signature)


Ashley Selman
_____
(Name)


Chief Executive Officer
_____
(Title)


April 30, 2024
_____
(Date)

# EXHIBIT A

*Financial Statements*



| | Total | | | |
|---|---:|---|---|---|
| **Good Beverage LLC** | | | | |
| **Profit and Loss** | | | | |
| **January - December 2023** | | | | |
| **Income** | | | | |
| 40000 Sales Revenue | 1,569,085.95 | | | |
| 42000 Trade Spend | -74,292.05 | | | |
| 42200 Sales Allowance / Discounts | -98,123.72 | | | |
| 42300 Amazon Seller Fees | -101,845.74 | | | |
| 42300 Billbacks | -32,157.92 | | | |
| 42600 Slotting Fees | -7,036.67 | | | |
| **Total 42000 Trade Spend** | -$ 313,456.10 | | | |
| 42900 Returns & Allowances | | | | |
| 40100 Returns & Refunds | -17,785.95 | | | |
| 42100 Shortage | -4,422.04 | | | |
| **Total 42900 Returns & Allowances** | -$ 22,207.99 | | | |
| **Total Income** | $ 1,233,421.86 | | | |
| **Cost of Goods Sold** | | | | |
| 50000 Product COGS | 552,091.80 | | | |
| 51000 Inbound Freight | 14,122.73 | | | |
| 53000 Spoilage | 3,429.88 | | | |
| Cost of Goods Sold | 0.00 | | | |
| Shipping | 0.00 | | | |
| **Total Cost of Goods Sold** | $ 569,644.41 | | | |
| **Gross Profit** | $ 663,777.45 | | | |
| **Expenses** | | | | |
| 61000 Advertising & Marketing | 8,504.63 | | | |
| 61100 Working Marketing | | | | |
| 61110 Amazon Ads | 35,081.30 | | | |
| 61120 Paid Ad Spend | 14,823.75 | | | |
| **Total 61100 Working Marketing** | $ 49,905.05 | | | |
| 61200 Non-Working Marketing | | | | |
| 61210 Branding | 16,346.81 | | | |
| 61220 Distributor Marketing | 9,386.40 | | | |
| 61230 Events & Conferences | 8,129.40 | | | |
| 61240 Marketing Contractors | 47,440.57 | | | |
| 61250 Product Samples | 8,974.25 | | | |
| 61260 Promotional Materials | 594.84 | | | |
| 61270 Non-Working Marketing Other | 65,241.02 | | | |
| **Total 61200 Non-Working Marketing** | $ 156,113.29 | | | |
| Photography/Props | 532.19 | | | |
| **Total 61000 Advertising & Marketing** | $ 215,055.16 | | | |
| 62000 Freight & Fulfillment | | | | |
| 62100 Freight Out | 35,200.58 | | | |
| 62200 Fulfillment/order processing | 154,553.09 | | | |
| **Total 62000 Freight & Fulfillment** | $ 189,753.67 | | | |
| 63000 Guaranteed Payment | 58,078.54 | | | |
| 64000 Selling Expenses | 12,452.84 | | | |
| 64100 Selling Contractors | 17,492.08 | | | |
| 64200 Broker Fees | 112,790.54 | | | |
| 64300 Distributor Administration | 3,085.52 | | | |
| **Total 64000 Selling Expenses** | $ 145,820.98 | | | |
| 65000 General & Administrative | | | | |
| 65050 Bank Charges & Fees | 7,769.90 | | | |
| 65100 Charitable Contributions | 19,140.66 | | | |
| 65150 Insurance | 7,870.56 | | | |
| 65200 Membership Dues | 1,616.00 | | | |
| 65250 Office Supplies | 18,991.11 | | | |
| 65300 Other Contractors | 49,825.29 | | | |
| 65350 Payment Processing Fees | 734.97 | | | |
| 65400 Shipping & Handling | 23,752.17 | | | |
| 65450 Software | 7,569.09 | | | |
| 65500 Website Hosting | 726.00 | | | |
| **Total 65000 General & Administrative** | $ 137,995.75 | | | |
| 67000 Legal & Professional Services | 8,554.00 | | | |
| 67100 Accounting & Finance | 9,402.98 | | | |
| 67200 Legal | 40,734.00 | | | |
| 67300 Other Professional Services | 21,256.58 | | | |
| **Total 67000 Legal & Professional Services** | $ 79,947.56 | | | |
| 68000 Research & Development | 11,709.46 | | | |
| 69000 Travel & Entertainment | | | | |
| 69100 Air & Auto Travel | 29,018.09 | | | |
| 69200 Meals & Entertainment | 12,898.91 | | | |
| 69300 Lodging | 5,676.12 | | | |
| **Total 69000 Travel & Entertainment** | $ 47,593.12 | | | |
| **Total Expenses** | $ 885,954.24 | | | |
| **Net Operating Income** | -$ 222,176.79 | | | |
| **Other Income** | | | | |
| 80100 Interest Income | 2.93 | | | |
| **Total Other Income** | $ 2.93 | | | |
| **Other Expenses** | | | | |
| 81100 Amortization | 9,566.00 | | | |
| 81200 Bad Debt Expense | 167,531.50 | | | |
| 81300 Interest Expense | 95,892.27 | | | |
| 81400 Inventory Adjustments | 128,837.72 | | | |
| 81500 Taxes & Licenses | 4,385.10 | | | |
| **Total Other Expenses** | $ 406,212.59 | | | |
| **Net Other Income** | -$ 406,209.66 | | | |
| **Net Income** | -$ 628,386.45 | | | |



**Good Beverage LLC**
**Balance Sheet**
**As of December 31, 2023**

|  | Total |  |  |
|---|---|---|---|
| **ASSETS** |  |  |  |
| **Current Assets** |  |  |  |
| **Bank Accounts** |  |  |  |
| 11000 Chase Accounts Receivable (5387) | 26,125.20 |  |  |
| 11100 Chase Holding (7137) | 29.74 |  |  |
| 11200 Chase Operating (6388) | 45,837.97 |  |  |
| **Total Bank Accounts** | $ 71,992.91 |  |  |
| **Accounts Receivable** |  |  |  |
| 12000 Accounts Receivable (A/R) | 125,079.24 |  |  |
| **Total Accounts Receivable** | $ 125,079.24 |  |  |
| **Other Current Assets** |  |  |  |
| 14500 Capitalized Slotting Fees | 4,583.33 |  |  |
| 15000 Inventory | 0.00 |  |  |
| 15100 Finished Goods Inventory - Blackberry Ginger | 50,538.24 |  |  |
| 15200 Finished Goods Inventory - Cherry Limeade | 20,953.92 |  |  |
| 15300 Finished Goods Inventory - Grapefruit | 32,213.88 |  |  |
| 15400 Finished Goods Inventory - Lime | 30,555.00 |  |  |
| 15500 Finished Goods Inventory - Orange Mango | 19,376.64 |  |  |
| 15600 Finished Goods Inventory - Strawberry Lemon | 29,658.72 |  |  |
| 15700 Raw Materials | 104,742.84 |  |  |
| 15800 Prepaid Inventory | 47,105.84 |  |  |
| **Total 15000 Inventory** | $ 335,146.08 |  |  |
| **16000 Merchant Accounts** |  |  |  |
| 16100 PodFoods Clearing | 1,698.21 |  |  |
| 16200 Shopify Clearing | 121.45 |  |  |
| 16300 Amazon Clearing | 3,658.32 |  |  |
| **Total 16000 Merchant Accounts** | $ 5,477.98 |  |  |
| **Total Other Current Assets** | $ 345,207.39 |  |  |
| **Total Current Assets** | $ 542,279.54 |  |  |
| **Fixed Assets** |  |  |  |
| 17100 Startup/Organizational Costs | 143,486.99 |  |  |
| 17200 Accumulated Amortization | -43,844.00 |  |  |
| **Total Fixed Assets** | $ 99,642.99 |  |  |
| **TOTAL ASSETS** | $ 641,922.53 |  |  |
| **LIABILITIES AND EQUITY** |  |  |  |
| **Liabilities** |  |  |  |
| **Current Liabilities** |  |  |  |
| **Credit Cards** |  |  |  |
| 22000 Chase CC (6371) | 66,196.47 |  |  |
| 22500 Chase CC (2592) | 30,707.73 |  |  |
| Chase CC (0548) (deleted) | -33,677.74 |  |  |
| **Total Credit Cards** | $ 63,226.46 |  |  |
| **Other Current Liabilities** |  |  |  |
| 23000 Accrued Expenses | 54,238.55 |  |  |
| 24000 Sales Tax Payable | 1,595.32 |  |  |
| 25000 SBA Loan Payable | 2,000.00 |  |  |
| 26000 Settle LOC | 88,891.69 |  |  |
| **Total Other Current Liabilities** | $ 146,725.56 |  |  |
| **Total Current Liabilities** | $ 209,952.02 |  |  |
| **Long-Term Liabilities** |  |  |  |
| **27000 Convertible Notes** |  |  |  |
| 27050 Accrued Interest on Notes | 84,240.37 |  |  |
| 27100 Convertible Notes - Cathryn and Douglas Selman | 300,000.00 |  |  |
| 27150 Convertible Notes - ANTHONY D CHIMINO | 100,000.00 |  |  |
| 27200 Convertible Notes - Ashley Selman and Steve Selman | 140,000.00 |  |  |
| 27250 Convertible Notes - Bridget Lee Dougherty | 9,300.00 |  |  |
| 27300 Convertible Notes - Brittney Dougherty and Theodore Pereira | 100,000.00 |  |  |
| 27350 Convertible Notes - Craig and Audra Smith | 10,000.00 |  |  |
| 27400 Convertible Notes - Elizabeth (Liz) Smith | 100,000.00 |  |  |
| 27450 Convertible Notes - Jacqueline S. Woodward 1999 Trust | 10,000.00 |  |  |
| 27500 Convertible Notes - Jagher Family Trust | 50,000.00 |  |  |
| 27550 Convertible Notes - Justin DiVenanzo | 8,000.00 |  |  |
| 27600 Convertible Notes - Michael Dougherty and Nancy Dougherty | 25,000.00 |  |  |
| 27650 Convertible Notes - Michael Trattner and Nancy Trattner | 50,000.00 |  |  |
| 27700 Convertible Notes - PATRICIA L. DOUGHERTY | 25,000.00 |  |  |
| 27750 Convertible Notes - Scott Coligan | 10,000.00 |  |  |
| 27800 Convertible Notes - Sybilla Masters Fund L.P. | 50,000.00 |  |  |
| 27850 Convertible Notes - William Dougherty and Patti Dougherty | 25,000.00 |  |  |
| **Total 27000 Convertible Notes** | $ 1,096,540.37 |  |  |
| 28000 Daintree Loan | 34,660.85 |  |  |
| 28050 Kickfurther Loan | 81,254.88 |  |  |
| 28100 Loan - Ashley Selman | 20,000.00 |  |  |
| 28150 Loan - Britt Dougherty | 20,000.00 |  |  |
| 28200 Notes Payable - Walt Greenberg | 100,000.00 |  |  |
| **29000 Safe Note** |  |  |  |
| 29100 Daintree SAFE | 3,000.00 |  |  |
| 29150 Lemon Ventures LLC | 15,000.00 |  |  |
| 29200 Masters Fund | 200,000.00 |  |  |
| 29300 Republic | 144,993.00 |  |  |
| **Total 29000 Safe Note** | $ 362,993.00 |  |  |
| **Total Long-Term Liabilities** | $ 1,715,449.10 |  |  |
| **Total Liabilities** | $ 1,925,401.12 |  |  |
| **Equity** |  |  |  |
| **30000 Owner's Investment** |  |  |  |
| 31000 Ashley Selman | -327,342.44 |  |  |
| 32000 Britt Dougherty | -327,749.70 |  |  |
| **Total 30000 Owner's Investment** | -$ 655,092.14 |  |  |
| 35000 Retained Earnings | 0.00 |  |  |
| Net Income | -628,386.45 |  |  |
| **Total Equity** | -$ 1,283,478.59 |  |  |
| **TOTAL LIABILITIES AND EQUITY** | $ 641,922.53 |  |  |